                                                               Exhibit (a)(1)(i)
                 Change in Control Notice and Offer to Purchase

                        Millennium Pharmaceuticals, Inc.

                           Offer To Purchase For Cash
                         Any and All of the Outstanding
                4.50% Convertible Senior Notes Due June 15, 2006

                              originally issued by

                             COR Therapeutics, Inc.

   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON
     MONDAY, APRIL 29, 2002, AND MAY NOT BE EXTENDED, EXCEPT AS REQUIRED BY
                                APPLICABLE LAW.

Millennium Pharmaceuticals, Inc. is offering to purchase for cash any and all of the outstanding 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR Therapeutics, Inc. at a repurchase price equal to 100% of the principal amount of the notes, plus interest accrued and unpaid through and including April 28, 2002. If the expiration date of this offer is April 29, 2002, the repurchase price will equal $1,016.75 per $1,000 principal amount of notes tendered.

Millennium acquired COR on February 12, 2002. The acquisition constituted a change in control as defined by the indenture governing the notes. This offer is being made by Millennium in order to satisfy its contractual obligations under the indenture to commence a repurchase offer within 30 days after the occurrence of a change in control.

The notes are obligations of Millennium. Any notes that remain outstanding after consummation of this offer will continue to be obligations of Millennium and will continue to accrue interest and have the benefits of the indenture, including the right of the holder to convert the notes into shares of Millennium common stock.

Any person desiring to tender notes in this offer must comply with the procedures set forth in this document under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES" and in the Letter of Transmittal. Tenders of notes may be withdrawn at any time prior to the expiration of this offer.

The CUSIP numbers for the Notes are: 217753 AE 2, 217753 AF 9, and 217753 AG 7. The CUSIP numbers referenced above have been assigned by Standard & Poor's Corporation and are included solely for the convenience of holders of the Notes. Millennium, the Dealer Manager, the Paying Agent and the Trustee shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the Notes or as indicated in any change in control notice, offer to purchase or letter of transmittal.

NEITHER MILLENNIUM NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES PURSUANT TO THIS OFFER.

This document contains important information about this offer. We urge you to read it in its entirety.

                     The Dealer Manager for this Offer is:

                                 MORGAN STANLEY

March 14, 2002.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY TERM SHEET..........................................    1
AVAILABLE INFORMATION.......................................    5
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    5
THE OFFER...................................................    6
  General...................................................    6
  Purpose of the Offer......................................    6
  Information about the Notes...............................    8
  Source and Amount of Funds................................    9
  Expiration Date; Extensions; Amendments; Termination......    9
PROCEDURES FOR TENDERING AND WITHDRAWING NOTES..............    9
  Tendering Notes...........................................    9
  Withdrawal Rights.........................................   11
  Acceptance for Payment....................................   12
INFORMATION ABOUT MILLENNIUM................................   12
  General...................................................   12
  Market Price Information..................................   12
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...............   13
  United States Holders.....................................   13
  Purchase of Notes under the Offer.........................   14
  Market Discount...........................................   14
  Amortizable Bond Premium..................................   14
DEALER MANAGER; PAYING AGENT; FEES AND EXPENSES.............   15
MISCELLANEOUS...............................................   15

                CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

     This Change in Control Notice and Offer to Purchase and the documents incorporated herein by reference contain forward-looking statements with respect to Millennium's financial condition, results of operations and business. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue" or the negative of these terms or other similar expressions.

     Any forward-looking statements are based on Millennium's current expectations and projections about future events but are subject to known and unknown risks, uncertainties and assumptions that may cause Millennium's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

     All forward-looking statements attributable to Millennium or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements included in this document and the documents incorporated herein by reference. Except as required by law, Millennium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               SUMMARY TERM SHEET

     The following are answers to some of the questions that you, as a holder of the 4.50% Convertible Senior Notes due June 15, 2006 of Millennium Pharmaceuticals, Inc. (originally issued by COR Therapeutics, Inc.), may have. We urge you to read the remainder of this Change in Control Notice and Offer to Purchase and the other documents that are incorporated in this document by reference carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this document and the other documents.

                          INFORMATION ABOUT THIS OFFER

WHO IS OFFERING TO PURCHASE YOUR NOTES? (PAGE 6)

 --   Millennium Pharmaceuticals, Inc. is offering to purchase the notes.

WHAT CLASS OF SECURITIES IS SOUGHT IN THIS OFFER? (PAGE 6)

 -- We are offering to acquire any or all of our 4.50% convertible senior notes due June 15, 2006 that are currently outstanding. The notes were originally issued by COR and are now obligations of Millennium.

 -- We have also commenced a separate offer with respect to our 5% convertible subordinated notes due March 1, 2007, originally issued by COR. If you are also a holder of the 5% notes and need copies of the offer documents for the 5% notes, please contact U.S. Bank, N.A., the paying agent for both offers, at one of the addresses listed on the back cover of this Change in Control Notice and Offer to Purchase.

WHY IS MILLENNIUM MAKING THIS OFFER? (PAGE 6)

 -- The indenture which governs the notes requires us to offer to repurchase the notes following a change in control of COR Therapeutics, Inc. A change in control occurred on February 12, 2002, when we acquired COR.

WHAT PRICE WILL YOU RECEIVE FOR YOUR NOTES IF YOU TENDER THEM TO US? (PAGE 6)

 -- As required by the indenture, we are offering to repurchase your notes at a repurchase price of 100% of the principal amount of the notes, plus accrued and unpaid interest through and including April 28, 2002. If the expiration date is April 29, 2002, you will receive $1,016.75 per $1,000 principal amount of the notes you tender.

WHAT IS THE PROCESS FOR TENDERING YOUR NOTES? (PAGE 9)

 -- Only record holders of notes may tender notes pursuant to this offer. As of the date of this notice, all of the notes are held of record by DTC. Notes held of record by DTC must be tendered using DTC's Automated Tender Offer Program. If you own your notes in "street name" (that is, your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee), then you must contact your broker, dealer, commercial bank, trust company or other nominee and direct them to tender your notes.

 -- To tender notes, you must deliver the notes to the paying agent at one of its addresses listed on the back cover of this Change in Control Notice and Offer to Purchase either by physical delivery of the certificates representing the notes or by book-entry transfer through DTC, together with a completed letter of transmittal and any other documents required by the letter of transmittal (or, in the case of book-entry transfer, an agent's message). For more information on the tendering process, please see "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES--Tendering Notes."

CAN YOU TENDER A PORTION OF YOUR NOTES? (PAGE 6)

 -- You are not required to tender all of your notes in this offer. Under the terms of the indenture, if you choose to tender less than the full amount of your notes, you must tender a minimum of $5,000 principal amount of notes. Any amount greater than $5,000 that is tendered must be an integral multiple of $1,000.

WHEN DOES THIS OFFER EXPIRE? (PAGE 9)

 -- You have until 9:00 a.m., Eastern time, on Monday, April 29, 2002 to tender your notes in this offer. Unless required by applicable law, this offer will not be extended.

WHEN WILL YOU RECEIVE PAYMENT FOR YOUR TENDERED NOTES? (PAGE 12)

 -- We will pay for the tendered notes in cash promptly after this offer expires.

CAN YOU WITHDRAW YOUR TENDERED NOTES? (PAGE 11)

 -- You may withdraw your tendered notes at any time before 9:00 a.m., Eastern time, on April 29, 2002, or, if this offer is extended as required by applicable law, the time and date when the extended offer expires. In addition, if we have not accepted your notes for payment by May 8, 2002, you may also withdraw your notes. To withdraw your tendered notes, please follow the instructions under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES--Withdrawal Rights."

WHAT HAPPENS TO YOUR NOTES IF YOU DO NOT TENDER THEM? (PAGE 8)

 -- Any notes that remain outstanding after consummation of this offer will continue to be obligations of Millennium and will continue to accrue interest and have the benefits of the indenture. See "SUMMARY--INFORMATION ABOUT THE NOTES".

WHAT ARE THE TAX CONSEQUENCES TO YOU IF YOU TENDER YOUR NOTES? (PAGE 13)

 -- The receipt of cash in exchange for your notes in this offer will be a taxable transaction to you for U.S. federal income tax purposes. Except with respect to accrued but unpaid interest, which will be taxable as such unless previously taken into account, you will generally recognize a capital gain or loss on the sale equal to the difference between (i) the amount of cash you receive for your note and (ii) your adjusted tax basis in the note. The capital gain or loss will be considered long-term if you held your note for longer than 12 months and short-term if you held your note for 12 months or less. For more information, please see "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES."

 -- You should consult with your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

WHERE CAN YOU GET MORE INFORMATION REGARDING THIS OFFER? (BACK COVER PAGE)

 -- If you have questions regarding the procedures for tendering your notes or require assistance in tendering your notes, please contact U.S. Bank, N.A., the paying agent for this offer, at one of the addresses or telephone numbers listed on the back cover of this Change in Control Notice and Offer to Purchase. You may also contact Millennium by writing to us at the following address: Millennium Pharmaceuticals, Inc., Attn:
      Gina Brazier, Director of Investor Relations, 75 Sidney Street, Cambridge, MA 02139 or by calling: (617) 679-7000, or the Dealer Manager by writing to the Dealer Manager at the following address: Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036 or by calling: (212) 761-8432.

                          INFORMATION ABOUT THE NOTES

WHO IS THE ISSUER OF THE NOTES? (PAGE 8)

 -- The notes were originally issued by COR Therapeutics, Inc. As a result of Millennium's acquisition of COR on February 12, 2002, the notes are now obligations of Millennium.

WHAT IS THE CONVERSION RATE OF THE NOTES? (PAGE 8)

 -- The notes are convertible into Millennium common stock. Upon conversion, you would receive 24.6222 shares of Millennium common stock for every $1,000 principal amount of the notes. This is equivalent to a conversion price of $40.61 per share. The right to convert your notes expires at the close of business on June 15, 2006, unless we have previously redeemed or repurchased the note. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

DO HOLDERS HAVE ANY RIGHTS TO REQUIRE MILLENNIUM TO REPURCHASE THE NOTES? (PAGE
7)

 -- The purpose of this offer is to fulfill Millennium's obligations under the indenture to offer to repurchase the notes as a result of the change in control events that occurred on February 12, 2002. If another change in control occurs in the future, you will have the right, at your option, to require us to repurchase in cash all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $5,000 or any greater integral multiple of $1,000. The repurchase price would be 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date.

 -- In light of current market conditions, Millennium is actively considering amending the notes to provide note holders with a new put right provision. The put right provision would allow persons who continue to hold notes after this offer to require Millennium to repurchase their notes at a specified future date. If Millennium decides to add such a put right to the notes, it will make a public announcement of that fact by issuing a press release no later than April 22, 2002. There can be no assurance that Millennium will add a new put right provision to the notes.

WHAT ARE THE REDEMPTION PROVISIONS OF THE NOTES? (PAGE 8)

 -- On and after June 15, 2004, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on June 15 of the following years:

                       YEAR                         REDEMPTION PRICE
--------------------------------------------------  ----------------
2004..............................................       101.8%
2005..............................................       100.9%

   and 100% of the principal amount on and after June 15, 2006. In each case, we will also pay accrued interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

WHAT ARE THE INTEREST PAYMENT PROVISIONS OF THE NOTES? (PAGE 8)

 -- Interest on outstanding notes is paid on June 15 and December 15 of each year. Unless there is a default in payment of the repurchase price, interest on any notes purchased by Millennium pursuant to this offer will cease to accrue from and after April 28, 2002 (or, if the expiration date of this offer is after April 29, 2002, from and after such later expiration date).

                             AVAILABLE INFORMATION

     Millennium is subject to the disclosure requirements of the Securities Exchange Act of 1934 and in accordance with the Exchange Act files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Millennium files at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information that Millennium files with the SEC are also available from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by Millennium (File No. 0-28494) with the SEC, are incorporated herein by reference:

     (i) Millennium's Annual Report on Form 10-K for the year ended December 31, 2001 filed on March 7, 2002;

     (ii)  Millennium's Current Report on Form 8-K filed on January 18, 2002;

     (iii) Millennium's Current Report on Form 8-K filed on January 22, 2002;
           and

     (iv)  Millennium's Current Report on Form 8-K filed on February 13, 2002.

     All documents filed with the SEC by Millennium pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or subsequent to the date hereof and prior to the expiration date of this offer shall be deemed to be incorporated herein by reference and to be a part hereof from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

     The documents incorporated by reference herein (other than exhibits to such documents that are not specifically incorporated by reference herein) are available without charge to any person to whom this Change in Control Notice and Offer to Purchase has been delivered upon written or oral request to Gina Brazier, Director of Investor Relations, Millennium Pharmaceuticals, Inc., 75 Sidney Street, Cambridge, Massachusetts 02139, Telephone: (617) 551-3611.

                                   THE OFFER

GENERAL

     Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), hereby offers to purchase for cash any and all of its outstanding 4.50% Convertible Senior Notes due June 15, 2006 (the "Notes") at the Repurchase Price (as defined herein), upon the terms and subject to the conditions set forth in this Change in Control Notice and Offer to Purchase (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"). This Offer to Purchase and the Letter of Transmittal collectively constitute this "Offer".

     This Offer will expire at 9:00 a.m., Eastern time, on April 29, 2002, and may not be extended except as required by applicable law (such time and date, as it may be extended, the "Expiration Date").

     The "Repurchase Price" is equal to 100% of the principal amount of the Notes, plus interest accrued and unpaid through and including April 28, 2002 (or, if the Expiration Date is after April 29, 2002, through and including the Expiration Date). If the Expiration Date is April 29, 2002, the Repurchase Price will equal $1,016.75 per $1,000 principal amount of the Notes tendered.

     Millennium will accept only tenders of all of a holder's Notes or of any portion of a holder's Notes which is in an amount equal to $5,000 principal amount or any greater integral multiple of $1,000. Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date. Any holder of the Notes desiring to tender the Notes must comply with the procedures set forth herein under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES" and in the Letter of Transmittal.

     Upon the terms and subject to the conditions of this Offer (including, if this Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, Millennium will, promptly after the Expiration Date, purchase, by accepting for payment, and will pay for, all Notes validly tendered (and not properly withdrawn) pursuant to this Offer. Such payment will be made by the deposit of immediately available funds with U.S. Bank, N.A. (the "Paying Agent"), which will act as agent for tendering holders for the purpose of receiving payment from Millennium and transmitting such payment to tendering holders. Subject to the requirements of the Indenture, dated June 11, 2001 (as amended, the "Indenture") between Millennium (as successor to COR Therapeutics, Inc. ("COR")) and U.S. Bank, N.A. (as successor to Firstar Bank, N.A.), as Trustee (the "Trustee"), and the Notes, Millennium expressly reserves the right, in its sole discretion and subject to applicable law, to delay acceptance for payment of or payment for Notes in order to comply, in whole or in part, with any applicable law.

     If less than all the principal amount of Notes held by a holder is tendered by such holder pursuant to this Offer, promptly after the Expiration Date, Millennium shall issue, and the Trustee shall authenticate and deliver to or on the order of the holder thereof, at the expense of Millennium, new Notes of authorized denominations in a principal amount equal to the portion of the Notes not tendered.

     Rule 13e-4 promulgated under the Exchange Act generally prohibits Millennium and its affiliates from purchasing Notes other than pursuant to this Offer, until at least ten business days after the expiration or termination of this Offer.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Paying Agent at one of its addresses or telephone numbers set forth on the back cover hereof. Any beneficial owner owning interests in the Notes should contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

PURPOSE OF THE OFFER

     Section 12.1 of the Indenture provides that following a Change in Control (as defined in the Indenture), each holder will have the right, at such holder's option, to require Millennium to purchase at the Repurchase

Price all or a portion (which portion must be $5,000 or any greater integral multiple of $1,000) of such holder's Notes (a "Change in Control Right").

     The purpose of this Offer is to fulfill Millennium's contractual obligations under the Indenture. This Offer to Purchase serves as the "Company Notice" required by Section 12.3 of the Indenture.

     NEITHER MILLENNIUM NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER NOTES PURSUANT TO THIS OFFER.

     A "Change in Control" is defined in the Indenture to mean the occurrence of any or all of the following events (capitalized terms are as defined in the Indenture):

     (i) the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of COR entitling such person to exercise 50% or more of the total voting power of all shares of capital stock of COR entitled to vote generally in the elections of directors (any shares of voting stock of which such person or group is the beneficial owner that are not then outstanding being deemed outstanding for purposes of calculating such percentage), other than any such acquisition by COR, any Subsidiary (as defined in the Indenture) of COR or any employee benefit plan of COR existing on the date of the Indenture;

     (ii) any consolidation or merger of COR with or into any other person, or any merger of another person with or into COR (other than (a) any such transaction (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock of COR and (y) pursuant to which holders of common stock of COR immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after such transaction and (b) any merger which is effected solely to change the jurisdiction of incorporation of COR and results in a reclassification, conversion or exchange of outstanding shares of common stock of COR into solely shares of common stock); or

     (iii) any conveyance, transfer, sale, lease or similar disposition of all or substantially all of COR's assets to another person.

     A Change in Control occurred on February 12, 2002 as a result of each of the following two transactions:

     (1) Pursuant to an Agreement and Plan of Merger dated as of December 5, 2001 by and among Millennium, PGM Corporation, a wholly owned subsidiary of Millennium, and COR, PGM Corporation was merged with and into COR (the "Subsidiary Merger"). As a result of the Subsidiary
         Merger:

         --   COR became a wholly owned subsidiary of Millennium; and

         -- each outstanding share of COR common stock was converted into the right to receive 0.9873 of a share of Millennium common stock.

     (2) Subsequently, Millennium, as the sole stockholder of COR, caused COR to be merged with and into Millennium (the "Direct Merger", and together with the "Subsidiary Merger", the "COR Acquisition").

     The Notes purchased pursuant to this Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase. Interest on any Notes purchased by Millennium pursuant to this Offer will cease to accrue from and after April 28, 2002 (unless there is a default in payment of the repurchase price).

     Holders of Notes that are not tendered pursuant to this Offer will not have the right after the Expiration Date to exercise their Change in Control Right with respect to the events described above.

INFORMATION ABOUT THE NOTES

     The Notes were originally issued by COR Therapeutics, Inc. As a result of the COR Acquisition, the Notes are now obligations of Millennium. Any Notes which remain outstanding after consummation of this Offer will continue to be obligations of Millennium and will continue to accrue interest and have the benefits of the Indenture. Millennium is not seeking note holder approval of any amendments to the Notes or the Indenture.

     Principal Amount of Notes Outstanding. As of March 13, 2002, there was $300 million aggregate principal amount of Notes outstanding.

     CUSIP Numbers. The CUSIP numbers for the Notes are: 217753 AE 2, 217753 AF 9, and 217753 AG 7. The CUSIP numbers referenced above have been assigned by Standard & Poor's Corporation and are included solely for the convenience of holders of the Notes. Millennium, the Dealer Manager, the Paying Agent and the Trustee shall not be responsible for the selection or use of these CUSIP numbers, and no representation is made as to their correctness on the Notes or as indicated in any change in control notice, offer to purchase or letter of transmittal.

     Interest. The Notes which remain outstanding after consummation of this Offer will continue to accrue interest until the date of maturity, June 15, 2006, or until the principal of the Notes has been paid. The Notes bear an interest rate of 4.50% per year, payable on June 15 and December 15 of each year, to record holders of the Notes as of the preceding June 1 or December 1.

     Redemption. The Notes which remain outstanding after consummation of this Offer will continue to be subject to Millennium's right to call such Notes for redemption. On and after June 15, 2004, Millennium may redeem the notes, in whole or in part, at Millennium's option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on June 15 of the following years:

                           YEAR                             REDEMPTION PRICE
----------------------------------------------------------  ----------------
2004......................................................       101.8%
2005......................................................       100.9%

and 100% of the principal amount on and after June 15, 2006. In each case, Millennium will also pay accrued interest to the redemption date. The Indenture requires Millennium to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

     No redemption of the Notes can occur prior to the Expiration Date of this Offer.

     Conversion. Prior to consummation of the Subsidiary Merger, the Notes were convertible into COR Common Stock at a conversion rate of 24.9389 shares of COR Common Stock for each $1,000 principal amount of the Notes. As a result of the Subsidiary Merger, each outstanding share of COR common stock was converted into the right to receive 0.9873 of a share of Millennium common stock. Accordingly, upon consummation of the Subsidiary Merger, the Notes became, and are currently, convertible into 24.6222 shares of Millennium Common Stock for each $1,000 principal amount of the Notes (the "Conversion Amount"). This is equivalent to a conversion price of $40.61 per share. A holder may convert the Notes into the Conversion Amount until, but not after, such Notes are properly tendered in this Offer to the Paying Agent, unless the tender of such Notes is properly withdrawn or there is a default in payment of the Repurchase Price. In order to convert the Notes, a holder must present the Notes and a conversion notice meeting the requirements of the Indenture to the Corporate Trust Office of the Trustee at:
U.S. Bank, N.A., 180 East 5th Street, St. Paul, Minnesota 55101, Attention:
Frank Leslie, telephone (651) 244-8677.

     Resale of Notes. The Notes were originally issued in a private placement pursuant to Rule 144A under the Securities Act and are entitled to the benefits of a registration rights agreement. As permitted by the registration rights agreement, the resale registration statement previously filed by COR and declared effective by the SEC has been suspended and may no longer be used. Pursuant to the registration rights agreement, on February 13, 2002 Millennium filed a new resale registration statement relating to the Notes and the shares of

Millennium Common Stock issuable upon conversion of the Notes. As of the date of this document, the new resale registration statement has not yet been declared effective by the SEC.

     Trading Market. The Notes are not listed on any securities exchange or automated quotation system. There has not been, and there will not be, an established public trading market for the Notes, and this Offer may adversely affect the liquidity of untendered Notes. SEC "INFORMATION ABOUT
MILLENNIUM--MARKET PRICE INFORMATION" for information about trading in Millennium's common stock.

SOURCE AND AMOUNT OF FUNDS

     If all outstanding Notes were tendered and purchased, the aggregate amount of funds required to pay the Repurchase Price and the fees and expenses related to this Offer would be approximately $305.1 million. Millennium intends to obtain such funds from its available corporate funds.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION

     The Expiration Date of this Offer is 9:00 a.m., Eastern time, on April 29, 2002. This Offer may not be extended, except as required by applicable law. During any extension of this Offer, all Notes previously tendered pursuant to this Offer (and not properly withdrawn) will remain subject to this Offer and may be accepted for payment by Millennium, subject to the withdrawal rights of holders.

     Millennium expressly reserves the right, subject to the requirements of the Indenture, the Notes and applicable law: (i) to delay acceptance for payment of or payment for any Notes tendered pursuant to this Offer; and (ii) at any time, or from time to time, to amend the terms of this Offer in any respect.

     Any extension, amendment or termination of this Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Millennium may choose to make a public announcement of any extension, amendment or termination of this Offer, Millennium shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of this Offer, in which case Millennium shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

                 PROCEDURES FOR TENDERING AND WITHDRAWING NOTES

TENDERING NOTES

     General. The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute the tendering holder's acceptance of the terms and conditions of this Offer. Millennium's acceptance of such Notes for payment will constitute a binding agreement between the tendering holder and Millennium upon the terms and subject to the conditions of this Offer. The tender of Notes will constitute an agreement to deliver good, marketable and unencumbered title to all tendered Notes prior to the Expiration Date, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right.

     UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE PAYING AGENT BY THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL OR AN AGENT'S MESSAGE), MILLENNIUM MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

     No alternative, conditional, irregular or contingent tenders will be accepted. By executing a Letter of Transmittal (or facsimile thereof), each tendering holder waives any right to receive any notice of the acceptance of its Notes for payment.

     Tender of Notes. Only record holders of Notes are authorized to exercise a Change in Control Right and tender Notes pursuant to this Offer. In order for Notes to be validly tendered pursuant to this Offer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Notes, and any other documents required by the Letter of Transmittal, must be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, and the certificates evidencing tendered Notes must be received by the Paying Agent at one of such addresses or such Notes must be tendered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation must be received by the Depositary), in each case prior to the Expiration Date.

     Book-Entry Transfer. The Paying Agent will establish an account with respect to the Notes at DTC for purposes of this Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a DTC participant may make book-entry delivery of Notes by causing DTC to transfer such Notes into the Paying Agent's account at DTC in accordance with DTC's Automated Tender Offer Program procedures for such transfer. However, although delivery of Notes may be effected through book-entry transfer into the Paying Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message and any other documents required by the Letter of Transmittal, must, in any case, be received by the Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date in order for such Notes to be validly tendered pursuant to this Offer.

     The confirmation of a book-entry transfer into the Paying Agent's account at DTC as described above is referred to as a "Book-Entry Confirmation". The term "Agent's Message" means a message transmitted by DTC to, and received by, the Paying Agent and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgement from the DTC participant tendering the Notes which are subject of such Book-Entry Confirmation, that such participant has received, and agrees to be bound by the terms of, the Letter of Transmittal and that Millennium may enforce such agreement against such participant.

     DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

     Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a firm that is a commercial bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchanges' Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program (each of the foregoing, an "Eligible Institution"); provided, however, that signatures on a Letter of Transmittal need not be guaranteed if (i) Notes are tendered by a holder who has not completed either the box entitled "Special Delivery Instructions" or "Special Payment Instructions" in the Letter of Transmittal or
(ii) Notes are tendered for the account of an Eligible Institution.

     Lost or Missing Certificates. If a holder desires to tender Notes pursuant to this Offer, but any such Note has been mutilated, lost, stolen or destroyed, such holder should write to or telephone the Trustee concerning the procedures for obtaining a replacement Note. Inquiries should be directed to the Trustee at: U.S. Bank, N.A., 180 East 5th Street, St. Paul, Minnesota 55101, Attention:
Frank Leslie, telephone: (651) 244-8677.

     Backup Federal Income Tax Withholding. Under the "backup withholding" provisions of U.S. federal income tax law, unless a tendering holder, or his or her assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 8 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a rate of 30%. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.

     Effect of the Letter of Transmittal. Subject to, and effective upon, the acceptance for purchase of and payment of the Repurchase Price for Notes tendered thereby, by executing and delivering a Letter of Transmittal, a tendering holder of Notes (i) irrevocably sells, assigns and transfers to, or upon the order of, Millennium, all right, title and interest in and to all Notes tendered thereby and (ii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such holder with respect to such Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver such Notes, or transfer ownership of such Notes, together with all accompanying evidences of transfer and authenticity, to or upon the order of Millennium, upon receipt by the Paying Agent, as the undersigned's agent, of the Repurchase Price, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Notes, all in accordance with the terms of this Offer. Notwithstanding the foregoing, except in the exercise of its duties as the Paying Agent, the Paying Agent will have no rights to, or control over, funds it receives from Millennium.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of tendered Notes will be resolved by Millennium, in its sole discretion, whose determination will be final and binding. Millennium reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of Millennium or its counsel, be unlawful. Millennium also reserves the absolute right to waive any irregularities or conditions of tender as to particular Notes. Millennium's interpretation of the terms and conditions of this offer (including the Instructions in the Letter of Transmittal) will be final and binding.

     Unless waived, any irregularities in connection with tenders must be cured within such time as Millennium shall determine. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Paying Agent that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Paying Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     None of Millennium, the Dealer Manager, the Paying Agent, the Trustee or any other person shall be obligated to give notification of defects or irregularities in any tender or shall incur any liability for failure to give any such notification.

     LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE PAYING AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO MILLENNIUM OR THE DEALER MANAGER.

     THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL, NOTES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY DTC, IS AT THE SOLE OPTION AND RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE PAYING AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

WITHDRAWAL RIGHTS

     Tenders of Notes may be withdrawn at any time on or prior to the Expiration Date, and, unless already accepted for payment as provided herein, may also be withdrawn at any time after May 8, 2002.

     For a withdrawal of a tender of Notes to be effective, a telegram, facsimile transmission or letter must be received by the Paying Agent on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must (i) specify the name of the holder who tendered the Notes to be withdrawn, (ii) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular Notes (unless such Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes, (iii) include a statement that such holder is withdrawing his election to have such principal amount of such Notes purchased and (iv) specify the principal amount, if any, of such Notes (which shall be $5,000 or any greater integral multiple of $1,000 thereof) that remains subject to this Offer and that has been or will be delivered for purchase by Millennium. If the Notes to be withdrawn have been delivered or otherwise identified to the Paying Agent, a signed notice of withdrawal is effective immediately upon receipt by the Paying Agent even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of this Offer.

     Withdrawals may not be revoked. However, withdrawn Notes may be retendered at any time prior to the Expiration Date by following one of the procedures described above under "--Tendering Notes".

     All questions as to the validity, form or eligibility (including time of receipt) of any notice of withdrawal will be resolved by Millennium, in its sole discretion, whose determination will be final and binding. None of Millennium, the Dealer Manager, the Paying Agent, the Trustee or any other person shall be obligated to give notification of defects or irregularities in any notice of withdrawal or shall incur any liability for failure to give any such notification.

ACCEPTANCE FOR PAYMENT

     Upon the terms and subject to the conditions to this Offer (including if this Offer is extended or amended, the terms of such extension or amendment) and applicable law, Millennium will, promptly after the Expiration Date, purchase, by accepting for payment, and will pay for, all Notes properly tendered prior to the Expiration Date (and not properly withdrawn) pursuant to this Offer.

     For purposes of this Offer, Millennium shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes as, if and when Millennium delivers to the Paying Agent written notification of Millennium's acceptance of such Notes for payment. Subject to the terms and conditions of this Offer, payment for Notes so accepted will be made by deposit of the consideration therefor with the Paying Agent. The Paying Agent will act as agent for tendering holders for the purpose of receiving payment from Millennium and transmitting payment to such tendering holders.

     In all cases, payment by the Paying Agent to tendering holders will be made only after timely receipt by the Paying Agent of the documentation described under "PROCEDURES FOR TENDERING AND WITHDRAWING NOTES--Tendering Notes."

                          INFORMATION ABOUT MILLENNIUM

GENERAL

     Millennium is a leading biopharmaceutical company focused on applying its comprehensive and integrated science and technology platform to discover and accelerate the development of breakthrough drugs and predictive medicine products. Millennium expects that these drugs and products ultimately will enable physicians to more closely customize medical treatment by combining knowledge of the genetic basis for disease and the genetic characteristics of a patient. Millennium primarily focuses its research and development and commercialization activities in four key disease areas: cardiovascular, oncology, inflammatory and metabolic. Millennium views the pursuit of mergers, acquisitions and product in-licensing as important in achieving its business goals.

     Millennium was incorporated in Delaware in 1993. Its principal executive offices are located at 75 Sidney Street, Cambridge, Massachusetts 02139 and its telephone number is (617) 679-7000.

     Additional information about Millennium's business can be found in its periodic filings with the SEC, including its most recent annual report on Form 10-K which was filed with the SEC on March 7, 2002. Please see "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" for more information.

MARKET PRICE INFORMATION

     Currently, the Notes are convertible into 24.6222 shares of Millennium Common Stock per $1,000 principal amount of the Notes. This is equivalent to a conversion price of $40.61 per share. Millennium Common Stock has traded on the Nasdaq National Market under the symbol "MLNM" since May 6, 1996.

     The table below sets forth the range of intraday high and low prices of Millennium Common Stock as reported on the Nasdaq National Market beginning with the year ended December 31, 2000. These prices have been adjusted to reflect the two-for-one stock splits of Millennium common stock effected on April 18, 2000 and October 4, 2000.

                                                               HIGH      LOW
                                                              ------    ------
FISCAL 2000
Quarter ended March 31, 2000................................  $79.00    $26.87
Quarter ended June 30, 2000.................................   72.71     23.75
Quarter ended September 30, 2000............................   81.12     47.12
Quarter ended December 31, 2000.............................   89.81     41.12
FISCAL 2001
Quarter ended March 31, 2001................................  $63.50    $21.06
Quarter ended June 30, 2001.................................   45.00     23.60
Quarter ended September 30, 2001............................   35.23     15.63
Quarter ended December 31, 2001.............................   36.25     17.52
FISCAL 2002
Quarter ending March 31, 2002 (through March 13, 2002)......  $25.12    $16.72

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion addresses the material United States federal income tax considerations relating to this Offer. This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to you in light of your personal circumstances. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial authority and current administrative rulings and practice, all of which are subject to change without notice, possibly on a retroactive basis, or to differing interpretation. This summary addresses only "United States Holders" who hold Notes as "capital assets" (within the meaning of Section 1221 of the Code) and does not address tax considerations for "Non-United States Holders" or those tax considerations applicable to investors that may be subject to special tax rules, such as banks and other financial institutions; regulated investment companies; tax-exempt organizations; expatriates; insurance companies; traders or dealers in securities or currencies; custodians, nominees or similar financial intermediaries holding Notes for others; persons that hold Notes as a position in a hedging transaction, "straddle", "conversion transaction" or other risk reduction transaction for tax purposes; persons who hold Notes through a partnership or other pass through entity; or persons that have a "functional currency" other than the United States dollar. Millennium has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, this summary does not address any tax considerations that may arise under state, local or non-United States tax laws.

     THE HOLDERS OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

UNITED STATES HOLDERS

     As used herein, the term "United States Holder" means the beneficial owner of a Note that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and with respect to which one or more United States persons have the authority to control all substantial decisions. For United States federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is generally attributed to its owners.

     Subject to certain exceptions, an individual may be deemed to be a United States resident (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens. As used herein, a "Non-United States holder" is any holder that is not a United States Holder.

PURCHASE OF NOTES UNDER THE OFFER

     Except as set forth below under "Market Discount", upon the purchase of a Note under this Offer, a United States Holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale and (ii) the United States Holder's adjusted tax basis in the Note. For these purposes, the amount realized does not include any amount attributable to accrued but unpaid interest, which will be taxable as such unless previously taken into account. A United States Holder's adjusted tax basis in a Note generally will equal the cost of the Note on the date of purchase increased by any market discount previously included in income pursuant to an election (as described in "Market Discount" below), and decreased by any amortizable bond premium which the Note holder previously elected to deduct from gross income on an annual basis. Such capital gain or loss will be long-term if the United States Holder's holding period is more than 12 months and will be short-term if the holding period is equal to or less than 12 months. For individual taxpayers, the deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     United States Holders should be aware that a Note which has been purchased after its original issue may be affected by the "market discount" rules of the Code. For this purpose, the market discount on a Note generally will equal the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeds the United States Holder's adjusted tax basis in the Note. Subject to a de minimis exception, these provisions generally require a United States Holder who acquires a Note at a market discount to treat as ordinary income any gain recognized on the disposition of that Note to the extent of the accrued market discount on that Note at the time of disposition. Alternatively, the United States Holder may elect to include accrued market discount in income over the life of the Note. Under the de minimis exception, there is no market discount on a Note if the market discount is less than .25% of the stated redemption price at maturity multiplied by the number of complete years after the acquisition date to the Note's date of maturity.

     In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the Note at the time of acquisition, or, at the election of the United States Holder, under a constant yield method. Such an election will apply only to the Note with respect to which it is made, and may not be revoked.

     A United States Holder of a Note acquired at market discount may have elected to include the market discount in income as it accrued. The election to include market discount in income over the life of the Note, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a United States Holder so elected, the rules discussed above with respect to ordinary income recognition resulting from the purchase of a Note would not apply, and the Note's basis would be increased by the amount of the market discount previously included in income.

AMORTIZABLE BOND PREMIUM

     A United States Holder who purchased a Note at a premium over its stated principal amount plus accrued interest, disregarding any premium attributable to the Note's conversion feature, generally may have elected to treat such premium as "Section 171 premium." If such an election were made, (i) the amount required to be included in the United States Holder's income each year with respect to interest on the Note would have been reduced by the amount of Section 171 premium allocable to such year and (ii) each year a United States Holder's basis in the Note would have been reduced by the Section 171 premium allocable to such year. An election to amortize premium, once made, applies to all taxable debt obligations held or subsequently acquired by the electing United States Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If such an election were applicable with respect to a Note, the United States Holder's basis in the Note would be less than it otherwise would have been so that more gain (or less loss) would be realized by the United States Holder upon disposition of the Note.

                DEALER MANAGER; PAYING AGENT; FEES AND EXPENSES

     Millennium has retained Morgan Stanley as the Dealer Manager in connection with this Offer. Millennium has agreed to pay the Dealer Manager a customary fee for its services as Dealer Manager. The Dealer Manager will also be reimbursed by Millennium for its reasonable expenses and indemnified by Millennium against certain liabilities and expenses in connection with this Offer, including certain liabilities under U.S. federal securities laws. Morgan Stanley has from time to time rendered, and continues to render, various investment banking services to Millennium, including financial advisory services to Millennium in connection with its acquisition of COR, and has received, and may receive, fees for rendering such services. In addition, at any time Morgan Stanley and its affiliates may trade securities of Millennium for its own account or for the accounts of its customers and, accordingly, may hold positions in the Notes at any time.

     Millennium has retained U.S. Bank, N.A. as the Paying Agent in connection with this Offer. Millennium has agreed to pay the Paying Agent a customary fee for its services as Paying Agent. The Paying Agent will also be reimbursed by Millennium for its reasonable expenses and indemnified by Millennium against certain liabilities and expenses in connection with this Offer, including certain liabilities under U.S. federal securities laws.

     Directors, officers and regular employees of either Millennium and its affiliates (who will not be specifically compensated for such services), the Dealer Manager and the Paying Agent may contact holders of Notes by mail, telephone, telex, telecopy, telegraph and personal interview regarding this Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Notes.

     Tendering holders of Notes who tender their Notes directly to the Paying Agent will not be obligated to pay brokers' fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Notes by Millennium pursuant to this Offer. Millennium will pay all fees and expenses of the Dealer Manager and the Paying Agent in connection with this Offer.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by Millennium for customary mailing and handling expenses incurred by them in forwarding material to their customers. Millennium will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager and the Paying Agent) in connection with the solicitation of tenders of Notes pursuant to this Offer.

                                 MISCELLANEOUS

     Pursuant to Rule 13e-4 under the Exchange Act, Millennium has filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO") which contains additional information with respect to this Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as set forth under "AVAILABLE INFORMATION" and "INCORPORATION OF DOCUMENTS BY REFERENCE."

     This Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Notes. This Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any jurisdiction in which the making of this Offer or the acceptance thereof would violate the laws of such jurisdiction. Millennium is not aware of any jurisdiction where the making of this Offer is not in compliance with the laws of such jurisdiction. If Millennium becomes aware of any jurisdiction where the making of this Offer would not be in compliance with such laws, Millennium will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to this Offer. If, after such good faith effort, Millennium cannot comply with any such applicable laws, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Notes residing in such jurisdiction.

     No person has been authorized to make any recommendation on behalf of Millennium as to whether any holder should tender or refrain from tendering Notes in this Offer or to give any information or to make any representations other than those contained in this Offer to Purchase and, if made or given, such recommendation, information or representations must not be relied upon as having been authorized. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

                                          MILLENNIUM PHARMACEUTICALS, INC.

March 14, 2002

The Letter of Transmittal, properly completed and duly executed, together with certificates evidencing Notes and any other required documents should be sent or delivered by holders of Notes or their broker, dealer, commercial bank, trust company or other nominee to the Paying Agent at one of its addresses set forth below or the procedures for book-entry transfer of Notes should be complied with. Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or related documents may be directed to the Paying Agent at one of its addresses or telephone numbers set forth below. Any beneficial owner owning interests in Notes should contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

                      THE PAYING AGENT FOR THIS OFFER IS:

                                U.S. BANK, N.A.

    BY REGISTERED OR CERTIFIED MAIL,                 BY FACSIMILE:                      FOR INFORMATION CALL:
          OVERNIGHT COURIER OR
             HAND DELIVERY:                         (651) 244-0711                          Frank Leslie
                                                Attention: Frank Leslie                    (651) 244-8677
           180 East 5th Street
           St. Paul, MN 55101                    CONFIRM BY TELEPHONE:
         Attention: Frank Leslie
                                                    (651) 244-8677

                     THE DEALER MANAGER FOR THIS OFFER IS:



                                 MORGAN STANLEY
                       Morgan Stanley & Co. Incorporated
                                 1585 Broadway
                               New York, NY 10036
                                 (212) 761-8432